Exhibit 99.1

STUDIO CITY COMPANY LIMITED

DISCLOSURE PURSUANT TO RULE 324(1) OF THE LISTING MANUAL

OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

We refer to the notice of redemption dated May 6, 2026 in relation to the Notes (the “Redemption Notice”). Capitalized terms used but not otherwise defined in this announcement have the same meaning as in the Redemption Notice.

Pursuant to the Redemption Notice, Studio City Company Limited (the “Company”) has redeemed an aggregate principal amount of US$153,579,000 of its outstanding 7.000% senior secured notes due 2027 (the “Notes” and such Notes which have been redeemed as described herein, the “Redeemed Notes”). The Redeemed Notes represent approximately 43.9% of the aggregate principal amount of Notes at the time of the initial listing. The Company has canceled all of the Redeemed Notes. After cancelation of the Redeemed Notes, no Notes remain outstanding.

The details of the Redeemed Notes are as follows:

ISIN Code:	USG8539EAC96 and US86400GAC33

CUSIP Numbers:	G8539E AC9 and 86400G AC3

Date of redemption:	June 5, 2026

This announcement is not an offer to purchase, subscribe for or sell any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

By: Studio City Company Limited, as Issuer

Dated: June 8, 2026